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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                                      UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)
                                 ---------------

                                HOTJOBS.COM, LTD.
                            (NAME OF SUBJECT COMPANY)
                                 ---------------

                                HOTJOBS.COM, LTD.
                        (NAME OF PERSON FILING STATEMENT)

                                 ---------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    441474103
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DIMITRI J. BOYLAN
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                HOTJOBS.COM, LTD.
                         406 WEST 31ST STREET, 9TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 699-5300
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)
                                 ---------------

                                 WITH A COPY TO:

                           Andrew R. Brownstein, Esq.
                            Mitchell S. Presser, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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      This Statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 of HotJobs.com, Ltd., a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission (the "Commission") on January 11, 2002, as amended by Amendment No. 1 to Schedule 14D-9, filed with the Commission on January 11, 2002 and Amendment No. 2 to Schedule 14D-9, filed with the Commission on January 28, 2002 (the "Schedule 14D-9"), with respect to the offer made by HJ Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation ("Yahoo!"), to exchange for each issued and outstanding share of Common Stock, par value $.01 per share, of the Company, (each, a "Share"), (a) a fraction of a share of Yahoo! common stock, par value $0.001, (the "Yahoo! Common Stock"), equal to the Exchange Ratio (as defined below), subject to the limitation described below, (the "Per Share Stock Consideration") upon the terms and subject to the conditions set forth in the prospectus relating to the exchange offer, dated January 11, 2002 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter Of Transmittal" which, together with the Prospectus, as amended or supplemented from time to time, constitute the "Offer") and (b) cash in an amount equal to $10.50 minus an amount equal to the product of (x) the Exchange Ratio multiplied by (y) the Yahoo! Market Price (as defined below), without interest.

      For purposes of the Offer and this Statement, the "Exchange Ratio" means the result obtained by dividing $5.25 by the Yahoo! Market Price; provided that if the number of shares of Yahoo! Common Stock otherwise issuable as part of the Exchange Offer Consideration (assuming valid tender and no withdrawal of 39,500,000 Shares) would otherwise exceed 15,000,000, then the Exchange Ratio will be reduced to 0.3797. For purposes of the Offer and this Statement, the "Yahoo! Market Price" means the average of the daily volume-weighted average prices (rounded to four decimal points) of the Yahoo! Common Stock, as reported by Bloomberg, L.P., during each trading day in the period of ten consecutive trading days ending on and including the second trading day immediately preceding and excluding the date that is 20 "business days" after commencement of the Offer or, if applicable, the latest extension of the offer expiration date. A "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 3.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

      (1) The paragraph labeled "Stock Options" on page 4 of the Schedule 14D-9 is amended to include the following sentence:

"Pursuant to the terms of the Merger Agreement, the outstanding HotJobs stock options are being converted into options to purchase shares of Yahoo! common stock as described in the Prospectus. However, if the unvested HotJobs stock options held by non-employee directors and executive officers that may become fully vested and exercisable as a result of the change in control were to be cashed-out at $10.50 per share, then the aggregate pre-tax dollar value of those HotJobs stock options, based on the spread between the exercise price and the $10.50 transaction price, would be $1,653,672, assuming the Offer is completed on February 8, 2002."

      (2) The paragraph immediately following the paragraph labeled "Employment Agreements" on page 4 of the Schedule 14D-9 is amended to include the following sentence:

"Pursuant to the terms of the Merger Agreement, the outstanding HotJobs stock options are being converted into options to purchase shares of Yahoo! common stock as described in the


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Prospectus. The aggregate pre-tax dollar value, based on the spread between the exercise price and $10.50 per share, of those unvested HotJobs stock options held by Messrs. Boylan and Robinson that will become fully vested and exercisable upon a qualifying termination in connection with the Merger is $859,125 and $445,547, respectively, assuming the Offer is completed on February 8, 2002."

ITEM 4.     THE SOLICITATION OR RECOMMENDATION.

      (1) The first bullet under the section labeled "Reasons for the Recommendation of the Board of Directors" on page 9 of the Schedule 14D-9 is amended to include the following:

"The Board paid particular attention to the closing price of TMP common stock after the date of announcement of the transaction with TMP, June 29, 2001. Those prices ranged from a high of $60.00 on June 29, 2001 implying a value of $13.17 for the consideration to be paid to HotJobs stockholders pursuant to the terms of the TMP Agreement through a low of $27.24 on October 2, 2001 implying a value of $5.98 for the consideration to be paid to HotJobs stockholders pursuant to the terms of the TMP Agreement. The Board considered that the average implied value of the consideration to be paid by TMP from the date of announcement of the transaction with TMP, June 29, 2001, through December 21, 2001 was $9.17. The Board also noted that although the implied value of the consideration to be paid by TMP, based on TMP closing prices, had initially exceed $10.50, it had exceeded $10.50 on only two days after August 14, 2001 through the announcement of Yahoo!'s proposal to acquire HotJobs."

      (2) The tenth bullet under the section labeled "Reasons for the Recommendation of the Board of Directors" on page 9 of the Schedule 14D-9 is amended to include the following sentence:

"The Board determined that it would not change its recommendation if the Offer and the Merger were fully taxable for U.S. federal income tax purposes."

      (3) The paragraph immediately under the heading "Intent to Tender" on page 17 of the Schedule 14D-9 is amended to include the following sentence:

"Mr. Johnson, pursuant to the Stockholder Agreement, has agreed to tender his shares in the Offer, except for up to 1,000,000 Shares that he may sell under the terms of that Stockholder Agreement. The Stockholder Agreement has been filed as Exhibit (e)(2) hereto and is incorporated by reference herein."



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ANNEX B - RIGHTS TO DESIGNATE DIRECTORS AND YAHOO! DESIGNEES

      (1) The name, age, citizenship, present principal occupation or employment and five-year employment history of individuals who may be selected as Yahoo! designees appearing on page B-3 is amended to include the following:

"Elizabeth L. Blair.........34    Ms. Blair was appointed as a director and
                                  President of HJ Acquisition Corp. on January
                                  28, 2002. Ms. Blair has served as Yahoo!'s
                                  Senior Vice President, Listings Division since January 2002. From April 2001 to
                                  January 2002, Ms. Blair served as Yahoo!'s
                                  Vice President and General Manager, Business and Local Media Division. Prior to that, Ms.
                                  Blair served as Senior Director,
                                  Corporate/Business Development of Yahoo! from
                                  August 1999 to April 2001 and as Yahoo!'s
                                  Manager, Corporate Development from March
                                  1998 to August 1999.  Prior to joining
                                  Yahoo!, Ms. Blair served as Director of
                                  Corporate Development at Primedia from
                                  November 1997 to January 1998 and as Senior
                                  Manager of Strategic Planning at Primedia from January 1997 to November 1997."

      (2) The name, age, citizenship, present principal occupation or employment and five-year employment history of Ms. Susan Decker appearing on page B-4 is amended and restated in its entirety:

"Susan Decker...............39    Ms. Decker has served as Yahoo!'s Chief
                                  Financial Officer since June 2000 and as
                                  Executive Vice President, Finance and
                                  Administration since January 2002. Prior to that, Ms. Decker served as Senior Vice
                                  President, Finance and Administration from
                                  June 2000 to January 2002. From August 1986 to May 2000, Ms. Decker held several positions for Donaldson, Lufkin & Jenrette, including
                                  Director of Global Research from 1998 to 2000.
                                  Prior to 1998, she was a Publishing &
                                  Advertising Equity Securities Analyst for 12 years."

      (3) The name, age, citizenship, present principal occupation or employment and five-year employment history of Mr. Jeffrey Mallet appearing on page B-4 is amended to include the following sentence:

"Mr. Mallet announced his intention to resign as President and Chief Operating Officer of Yahoo! on January 16, 2002."


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          HOTJOBS.COM, LTD.



                                          By:  /s/ Dimitri J. Boylan
                                               ---------------------------------
                                               Name:  Dimitri J. Boylan
                                               Title: President and Chief
                                                      Executive Officer



Dated: January 29, 2002